Exhibit 2.2

TENDER AND SUPPORT AGREEMENT

THIS TENDER AND SUPPORT AGREEMENT (this “Agreement”) dated as of May 20, 2013, is entered into by and among Genesys Telecommunications Laboratories, Inc., a California corporation (“Parent”), Sonar Merger Sub, a Delaware corporation and wholly-owned Subsidiary of Parent (“Newco”) and Commonwealth Capital Ventures III, L.P., a Delaware limited partnership (“Stockholder”).

WITNESSETH:

WHEREAS, Parent, Newco and SoundBite Communications, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of the date hereof (as may be amended, modified or supplemented from time to time, the “Merger Agreement”) pursuant to which Parent has agreed to cause Newco to commence a tender offer to purchase for cash all of the issued and outstanding shares of common stock, par value $0.001 per share of the Company (the “Company Common Stock”), at a price per share of $5.00 (such amount, or any greater amount per share paid pursuant to the Offer and the Merger Agreement, the “Offer Price”), net to the seller thereof in cash (without interest thereon) and thereafter merge with and into the Company (the “Merger”) with the result that the Company becomes a wholly-owned subsidiary of Parent;

WHEREAS, Stockholder is, as of the date hereof, the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of such number of shares of Company Common Stock set forth opposite the name of Stockholder on Schedule I attached hereto (except as otherwise provided on Schedule I and subject to Section 1.6, such shares of Company Common Stock, whether restricted or unrestricted, together with any shares of Company Common Stock acquired by Stockholder from the Company after the date hereof, being collectively referred to herein as the “Covered Shares” of Stockholder; provided, however, that Options beneficially owned by such Stockholder (“Subject Options”) and RSUs beneficially owned by such Stockholder (“Subject Units”) shall not be considered “Covered Shares” prior to their exercise or becoming unrestricted, whereupon, except as otherwise provided on Schedule I and subject to Section 1.6, shares of Company Common Stock issued upon exercise of Subject Options or Subject Units shall be considered “Covered Shares”);

WHEREAS, Parent and Newco desire to enter into this Agreement in connection with their efforts to consummate the acquisition of the Company;

WHEREAS, Stockholder has agreed to convey to Parent and Newco pursuant to and subject to the terms of this Agreement beneficial ownership of all of the Covered Shares; and

WHEREAS, capitalized terms used in this Agreement and not defined have the meaning given to such terms in the Merger Agreement.

NOW, THEREFORE, in contemplation of the foregoing and in consideration of the mutual agreements, covenants, representations and warranties contained herein and intending to be legally bound hereby, the parties hereto agree as follows:

1. Certain Covenants.

1.1 Lock-Up. Subject to Section 1.5, except as contemplated by the Merger Agreement or this Agreement, Stockholder hereby covenants and agrees that between the date hereof and the date this Agreement is terminated pursuant to Section 6.1 (such period, the “Term”), Stockholder shall not (a) directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, gift, place in trust or otherwise dispose of or limit its right, title or interest or right to vote in any manner any of the Covered Shares, or agree to do any of the foregoing, (b) grant any proxies or powers of attorney with respect to any of the Covered Shares, deposit any of the Covered Shares into a voting trust or enter into a voting agreement or other similar commitment or arrangement with respect to any of the Covered Shares in contravention of the obligations of Stockholder under this Agreement, (c) permit any Covered Shares to be, or become subject to any Liens (as defined below) or (d) take any other action that would in any way restrict, limit or interfere with the performance of Stockholder’s obligations hereunder or the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, in connection with any transfer not involving or relating to any Acquisition Proposal, Stockholder may transfer any or all of the Covered Shares to any Affiliate, subsidiary, partner or member of Stockholder; provided, however, that in any such case, prior to and as a condition to the effectiveness of such transfer, (A) each Person to which any of such Covered Shares or any interest in any of such Covered Shares is or may be transferred shall have executed and delivered to Parent and Newco a counterpart to this Agreement pursuant to which such Person shall be bound by all of the terms and provisions of this Agreement, and (B) this Agreement shall be the legal, valid and binding agreement of such Person, enforceable against such person in accordance with its terms.

1.2 No Solicitations. During the Term, Stockholder agrees that Stockholder shall not (whether directly or indirectly through its employees, partners, advisors, agents or other intermediaries) take any action that the Company is prohibited from taking pursuant to Section 6.03 of the Merger Agreement. For the avoidance of doubt, nothing in this Section 1.2 or elsewhere in this Agreement shall be construed to prohibit Stockholder, any of Stockholder’s affiliates, Representatives or any employee of any of such Stockholder’s affiliates from taking any action solely in his or her capacity as an officer or member of the Board or from taking any action that the Company is permitted to take pursuant to Section 6.03 of the Merger Agreement in his or her capacity as such.

1.3 Certain Events. This Agreement and the obligations hereunder will attach to the Covered Shares and will be binding upon any person to which legal or beneficial ownership of any or all of the Covered Shares passes, whether by operation of Law or otherwise, including without limitation, Stockholder’s successors or assigns.

1.4 Grant of Proxy; Voting Agreement.

(a) Stockholder has revoked or terminated any and all proxies, voting agreements or similar arrangements previously given or entered into with respect to the Covered Shares and hereby, subject to Section 1.6, grants Parent during the Term a limited irrevocable proxy to vote the Covered Shares as to which such Stockholder has voting power for such Stockholder and in such Stockholder’s name, place and stead, at any annual or special meeting of the stockholders of the Company, as applicable, or at any adjournment thereof, whether before or after the Acceptance Time, solely (i) for the adoption of the Merger Agreement and the approval of the Merger, including each other action, agreement and transaction in furtherance of the Offer, the Merger Agreement, Merger and this Agreement, to the extent contemplated thereby and hereby, (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Offer or the Merger and the transactions contemplated by the Merger Agreement, (iii) except as otherwise agreed to in writing in advance by Newco, against any other action, proposal, transaction or agreement that would compete with or interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Offer or the Merger and (iv) as directed by Parent or Newco with respect to any Acquisition Proposal. The proxy granted by Stockholder pursuant to this Section 1.4 is coupled with an interest and is irrevocable and is granted in consideration of Newco entering into this Agreement and incurring certain related fees and expenses. Notwithstanding the foregoing, the proxy granted by this Section 1.4 shall be immediately revoked at the end of the Term. Such irrevocable proxy is executed and intended to be irrevocable in accordance with Section 212 of the DGCL.

(b) This irrevocable proxy shall not be terminated by any act of Stockholder or by operation of law (including, without limiting the foregoing, by the dissolution or liquidation of any corporation or partnership). If, during the Term, any corporation or partnership holding the Covered Shares should be dissolved or liquidated, or if any other such similar event or events shall occur during the Term, certificates representing the Covered Shares shall be delivered by or on behalf of Stockholder in accordance with the terms and conditions of the Merger Agreement and this Agreement, and actions taken by Parent hereunder shall be as valid as if such dissolution, liquidation or other similar event or events had not occurred, regardless of whether or not Parent has received notice of such dissolution, liquidation or other event.

1.5 Tender of Shares. Subject to Section 1.6, Stockholder agrees, in exchange for the Offer Price, to tender the Covered Shares to Newco in the Offer at least ten (10) days prior to the first scheduled Expiration Date pursuant to and in accordance with the terms of the Offer; provided, however, that Stockholder may withdraw any Covered Shares so tendered pursuant to the foregoing at any time following the Term. Nothing in this Agreement shall be deemed to require Stockholder to exercise any option or other right to acquire Company Common Stock.

1.6 Effect on Covered Shares upon Change in Board Recommendation. In the event the Board makes a Change in Board Recommendation pursuant to Section 6.03 of the Merger Agreement, then, unless this Agreement terminates pursuant to Section 6.1, the number of shares of Company Common Stock constituting “Covered Shares” shall thereafter be reduced, without any further notice to, or any action by, any of Parent, Newco, the Company, Stockholder or any other party, to the number of shares of Company Common Stock equal to the product of the following (rounded downward to the nearest whole number):

(a) 0.2514, multiplied by

(b)(x) the aggregate number of shares of Company Common Stock outstanding at 5 p.m. New York time on the date on which the Board makes such Change in Board Recommendation (the “Calculation Time”) multiplied by 0.34999 less (y) the aggregate number of outstanding shares of Company Common Stock held by James A. Milton and Timothy R. Segall at the Calculation Time.

At any time following the Calculation Time, Stockholder shall be free to vote or cause to be voted, in person or by proxy, any of the shares of Company Common Stock held by Stockholder that no longer constitute Covered Shares pursuant to this Section 1.6 in any manner Stockholder chooses, and Parent shall have the right to vote only such reduced number of Covered Shares.

1.7 Waiver of Appraisal and Dissenters’ Rights and Actions. Stockholder hereby (a) waives and agrees not to exercise any rights of appraisal or rights to dissent from the Merger that Stockholder may have and (b) agrees not to commence or participate in, and agrees to take all actions necessary to opt out of any Subject Litigation.

1.8 Public Announcement. Subject to Section 1.9, Stockholder shall consult with Parent before issuing any press releases or otherwise making any public statements with respect to the transactions contemplated herein and shall not issue any such press release or make any such public statement without the approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed), except as such release or statement as Stockholder determines in good faith to be required by applicable Law or the rules and regulations of any applicable United States securities exchange or regulatory or Governmental Authority to which Stockholder is subject or submits. Subject to Section 1.9, Parent shall consult with Stockholder before it issues any press release or otherwise makes any public statements with respect to the transactions contemplated herein, in each case that mentions the Stockholder, and shall not issue any such press release or make any such public statement without the approval of Stockholder (which approval shall not be unreasonably withheld, conditioned or delayed), except as such release or statement as Parent determines in good faith to be required by applicable Law or the rules and regulations of any applicable United States securities exchange or regulatory or Governmental Authority to which Parent is subject or submits.

1.9 Disclosure. Stockholder hereby (a) consents to and authorizes Parent and Newco to publish and disclose in any announcement or disclosure required by the SEC or the NASDAQ and in the Offer Documents and, if necessary, the Proxy Statement (including all documents and schedules filed with the SEC in connection with either of the foregoing), Stockholder’s identity and ownership of the Covered Shares, the nature of Stockholder’s commitments, arrangements and understandings under this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement) and any other information required to be disclosed by Law in any press release, the Offer Documents, the Proxy Statement (including all schedules and documents filed with the SEC), or any other disclosure document in connection with the Offer, the Merger and any transactions contemplated by the Merger Agreement and (b) agrees to promptly give to Parent and Newco any information it may reasonably require for preparation of any such disclosure documents. Stockholder agrees to promptly notify Parent and Newco of any required corrections with respect to any information supplied by Stockholder specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Parent and Newco hereby authorize Stockholder to make such disclosure or filings as may be required by the SEC or the NASDAQ.

2. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Parent and Newco as of the date hereof and at all times during the Term that:

2.1 Ownership; Organization. As of the date hereof, Stockholder is the record holder or beneficially holds all of the Covered Shares set forth on Schedule I, in each case, except as set forth on Schedule I, free and clear of all liabilities, claims, liens, options, proxies, charges, participations and encumbrances of any kind or character whatsoever, other than those arising under the securities laws or under the Company’s governance documents (collectively, “Liens”). Stockholder, if an entity, is duly organized, validly existing and in good standing under the applicable Laws of the jurisdiction in which it is incorporated or constituted.

2.2 Authorization. Stockholder has the legal capacity, power and authority to execute, deliver and perform all of Stockholder’s obligations under this Agreement and to consummate the transactions contemplated hereby and has the power to vote and the power to dispose of the Covered Shares with no restrictions on its voting rights or rights of disposition pertaining thereto, except as set forth in this Agreement or that may exist pursuant to the securities laws. Stockholder has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery of this Agreement by Parent and Newco, this Agreement is a legal, valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity.

2.3 No Violation. Neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated hereby will (a) require Stockholder to notify, file or register with, or obtain any permit, authorization, consent or approval of, any Governmental Authority other than filings with the SEC pursuant to the Exchange Act, or (b) violate, or cause a breach of or default under, or conflict with any contract, agreement or understanding, any Law binding upon Stockholder, except for such violations, breaches, defaults or conflicts which are not, individually or in the aggregate, reasonably likely to have a material adverse effect on Stockholder’s ability to satisfy its obligations under this Agreement.

2.4 Absence of Litigation. With respect to Stockholder, as of the date hereof, there is no action, suit investigation or proceeding pending against, or, to the knowledge of Stockholder, threatened against or affecting, Stockholder or any of its properties or assets (including Stockholder’s Covered Shares) that could reasonably be expected to impair the ability of Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

2.5 No Setoff. Stockholder has no liability or obligation related to or in connection with the Covered Shares.

2.6 Finders’ Fees. Except as contemplated by the Merger Agreement, no investment banker, broker, finder or other intermediary is entitled to a fee or commission from the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of Stockholder.

2.7 Number of Shares. The Covered Shares set forth on Schedule I opposite the name of Stockholder are the only shares of Company Common Stock owned beneficially or of record by Stockholder on the date of this Agreement. On the date of this Agreement, other than as set forth on Schedule I, Stockholder does not own any Shares or any options to purchase or otherwise acquire any securities of the Company, and has no interest in or voting rights with respect to any securities of the Company.

3. Representations and Warranties of Parent and Newco. Parent and Newco hereby represent and warrant to Stockholder as of the date hereof and at all times during the Term that:

3.1 Organization. Parent is duly organized, validly existing and in good standing under the applicable Laws of the jurisdiction in which it is incorporated or constituted. Newco is duly organized, validly existing and in good standing under the applicable Laws of the jurisdiction in which it is incorporated or constituted.

3.2 Authorization. Parent and Newco have the legal capacity, power and authority to execute, deliver and perform all of their obligations under this Agreement and to consummate the transactions contemplated hereby. Parent and Newco have duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery of this Agreement by Stockholder, this Agreement is a legal, valid and binding agreement of each of Parent and Newco, enforceable against each of Parent and Newco in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity.

3.3 No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will violate, or cause a breach of or default under, any contract or agreement, any statute or law, or any judgment, decree, order, regulation or rule of any Governmental Authority, except for such violations, breaches or defaults which are not reasonably likely to have a material adverse effect on either Parent’s or Newco’s ability to satisfy its obligations under this Agreement.

4. Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement shall survive following the Term.

5. Specific Performance. Stockholder acknowledges that Parent and Newco will not have an adequate remedy at law for a violation of any of the covenants or agreements of Stockholder which are contained in this Agreement. It is accordingly agreed that, in addition to any other remedies which may be available to Parent and Newco upon the breach by Stockholder of such covenants and agreements, Parent and Newco shall have the right to seek injunctive relief to restrain any breach or threatened breach of such covenants or agreements or otherwise to seek specific performance of any of such covenants or agreements as a court of competent jurisdiction may deem necessary or appropriate.

6. Miscellaneous.

6.1 Term. This Agreement and all obligations hereunder shall automatically terminate (without any further action of the parties) upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the termination or expiration of the Offer, without the tendered and not withdrawn Shares being accepted for payment thereunder; (c) the date that any amendment or change to the Merger Agreement is effected without Stockholder’s consent that (i) decreases the Offer Price or (ii) changes the form of consideration to be paid in the Offer; (d) the Effective Time; and (e) the first anniversary of the date of this Agreement. In the event of termination of this Agreement pursuant to the foregoing sentence, this Agreement shall become void and of no effect with no liability on the part of any party; provided, however, that no such termination shall relieve any party from liability for any intentional material breach hereof prior to such termination.

6.2 Capacity as a Stockholder; Fiduciary Duties. Stockholder enters into this Agreement solely in its capacity as the record or beneficial owner of the Subject Shares. Nothing contained in this Agreement shall limit the rights and obligations of Stockholder, any of Stockholder’s affiliates, Representatives or any employee of any of Stockholder’s affiliates in his or her capacity as a director or officer of the Company, and the agreements set forth herein shall in no way restrict any director or officer of the Company in the exercise of his or her fiduciary duties as a director or officer of the Company.

6.3 Expenses. Each of the parties hereto shall pay its own expenses incurred in connection with this Agreement. Each of the parties hereto warrants and covenants to the others that it will bear all claims for brokerage fees attributable to action taken by it.

6.4 Binding Effect. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective representatives and permitted successors and assigns.

6.5 Entire Agreement; Amendment. This Agreement (including Schedule I hereto) constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. Neither this Agreement nor any term hereof may be amended other than by a written instrument duly executed by the parties hereto.

6.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

6.7 Assignment; No Third Party Beneficiary. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, and any attempt to so assign or otherwise transfer this Agreement without such consent shall be void ab initio and of no effect. Nothing in this Agreement shall be construed as giving any person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

6.8 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement, and, subject to Section 6.15, shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

6.9 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, (b) on the first business day following the date of dispatch if delivered by a nationally recognized next-day courier service, (c) on the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid or (d) if sent by facsimile transmission, when transmitted and receipt is confirmed. Each party shall act in good faith in confirming receipt of any such facsimile transmissions. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to Parent or Newco, to:

Genesys Telecommunications Laboratories, Inc.

2001 Junipero Serra Blvd. #600

Daly City, CA 94014

Attn: James M. Rene, Chief Legal Officer

Facsimile: (650) 466-1260

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attn: Robert Schwenkel and Brian Mangino

Facsimile: (212) 859-4000

(b)	If to Stockholder, to the address indicated on Schedule I attached hereto.

Any party may by notice given in accordance with this Section 6.9 to the other parties designate updated information for notices hereunder.

6.10 Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of law provisions thereof that may require the application of the Laws of another jurisdiction.

6.11 Enforceability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible and, absent agreement among the parties, a court is authorized to so modify this Agreement.

6.12 Further Assurances. From time to time, at Parent’s reasonable request and without further consideration, subject to the terms and conditions of this Agreement, Stockholder shall execute and deliver to Parent such documents and take such action as Parent may reasonably request in order to consummate more effectively the transactions expressly contemplated hereby.

6.13 Remedies Not Exclusive. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity will be cumulative and not alternative, and the exercise of any thereof by either party will not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

6.14 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

6.15 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Board has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Company’s certificate of incorporation, the possible acquisition of the Shares by Parent and Newco pursuant to the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto and (c) this Agreement is executed by all parties hereto.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

PARENT:

GENESYS TELECOMMUNICATIONS LABORATORIES, INC.

By:	/s/ James M. Rene
Name: James M. Rene Title: Chief Legal Officer Genesys Telecommunications Laboratories, Inc.

[Signature Page to Tender and Support Agreement]

NEWCO:

SONAR MERGER SUB INC.

By:	/s/ James M. Rene
Name: James M. Rene
Title: Secretary

[Signature Page to Tender and Support Agreement]

STOCKHOLDER:

Commonwealth Capital Ventures III L.P.
By:	Commonwealth Venture Partners III L.P. Its General Partner

	By:	/s/ Justin J. Perreault
Justin J. Perreault
General Partner

[Signature Page to Tender and Support Agreement]

SCHEDULE I

Subject Shares, Subject Options and Subject Units

As of the Date of this Agreement

Name	Address	Number of Covered Shares	Number of Subject Options	Number of Subject Units
Justin J. Perreault	c/o Commonwealth Capital Ventures 200 Clarendon Street 52nd Floor Boston, MA 02116	0	14,500	0

Commonwealth Capital Ventures III, L.P.	Commonwealth Capital Ventures 200 Clarendon Street 52nd Floor Boston, MA 02116	1,615,111	0	0